March 30, 2016

Jacob Sandoval Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Funds Series Trust (the “Trust” or “Registrant”)

Dear Mr. Sandoval:

On January 29, 2016 and March 1, 2016, the Registrant filed a response letter to comments received on the annual reports and other filings of various series of the Trust. On March 24, 2016, you provided further comments by telephone to Tanya Goins based on Registrants response letter. Please find below a summary of those comments and the Trust's responses, which the Trust has authorized Thompson Hine LLP to make on behalf of the Trust.

SignalPoint Global Alpha Fund – N-Q

Comment 1. Please confirm that the certifications filed with the N-Q filed August 28, 2015 were signed.

Response. The Registrant so confirms.

Catalyst Funds – N-CSR for period ended June 30, 2015

Comment 2. In the Notes to the Financial Statement section of the shareholder report, please describe the derivatives used by the Fund and the purposes for which they are used (e.g. for investment purposes, hedging, etc.). Note 1(b) on page 22 contains some of this information, but it only discusses the use of derivatives for hedging purposes. Please confirm the funds only invest in derivatives for hedging purposes or add disclosure regarding other uses of derivatives, such as for investment purposes.

Response. Going forward, the Registrant will revise the derivatives disclosure to include that some of the Funds use them for investment purposes as well as hedging.

Comment 3. In the Portfolio of Investments for the Catalyst Hedged Futures Strategy Fund and the Catalyst Time Value Trading Fund, please include the expiration date of the futures listed, not just the options on the futures, in the line item (e.g. S&P Index Future December 2016).

290720.2

March 30, 2016 Page 2

Response The Registrant already includes the expiration date of the option in a separate column next to the “Call Options” column in the same line, but it will add the future’s expiration date as well going forward.

Comment 8. Pursuant to Rule 12-14 of Regulation S-X, please disclose any gross additions and gross reductions of income received by the Macro Strategy Fund from its investment in affiliated securities on the Fund’s statement of operations.

Response. Going forward, the Registrant will add the disclosure requested when the Fund invests in affiliated securities.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Tanya Goins at (202) 973-2722.

Very truly yours,

/s/ Tanya Goins

Tanya Goins